

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Jason Ma
President
Chelsea Worldwide Inc.
11 Marshall Road, Suite 1L
Wappingers Falls, New York 12590

> **Re: Chelsea Worldwide Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 18, 2020**
> **File No. 333-248703**

Dear Mr. Ma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-4, Filed November 18, 2020

Q: Will holders of TOTA Ordinary Shares, TOTA Rights or TOTA Warrants be subject to U.S. federal income tax..., page iii

1.   We note your revised disclosure on pages xiii, 54 and 105 in response to our prior comment number 5. Please revise the first sentence of the answer on page xiii to state clearly, as you do on page 54, that the "Business Combination is likely to be a taxable event for U.S. Holders of TOTA Ordinary Shares, TOTA Warrants, and TOTA Rights" and to indicate, if true, that this treatment is based on a belief that Tottenham likely was a PFIC for the fiscal year ended December 31, 2019 and/or likely will be a PFIC for the fiscal year ended December 31, 2020. For the benefit of the Clene holders, consider adding a separate Q&A regarding Tottenham's PFIC status and the potential impact of

making timely and effective elections for the first year they acquire the securities in the Business Combination.

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 1

2. We note your response to our prior comment number 5 and your statement on page 85: "Taking into account that 54.25 million shares of Chelsea Worldwide Stock will be issued by Tottenham to Clene's shareholders and management, the aggregate equity value for Clene could be as high as $805.61 million." Please revise to explain how you calculated the $805.61 aggregate equity value for Clene.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Tottenham Securities of Exercising Redemption Rights,, page 109

3. With reference to our prior comment number 6, we note that your disclosure on pages 109-110 and xii-xiii indicates that the tax treatment is subject to the passive foreign investment company (" PFIC") rules of the Code. Please revise these discussions to clarify the impact of your belief that Tottenham likely was a PFIC for the fiscal year ended December 31, 2019 and likely will be a PFIC for the fiscal year ended December 31, 2020.

Business of Clene, page 114

4. We note your response to our prior comment number 7. In the pipeline table on page 117, please visually differentiate the representation of the Harvard (MGH) EAP from the arrows for your trials or otherwise provide sufficient context so that the status of this candidate is clarified.

5. We note your response to our prior comment number 8. Please revise pages 122-124 to provide a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA approval.

You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso